SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule  13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 001-32570

Entrée Gold Inc.

(Translation of registrant’s name into English)

Suite 1201 – 1166 Alberni Street,

Vancouver, British Columbia,

Canada V6E 3Z3

  (604) 687-4777

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐         Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

2

EXHIBIT LIST

EXHIBIT NO.            DESCRIPTION

99.1                            Notice of Annual General Meeting and Information Circular dated April 17, 2008

99.2                            Form of Proxy

99.3                            Form of Voting Instructions

99.4                            Form of Financial Statements Request

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Entrée Gold Inc. (Registrant)

Date: April 25, 2008	By:	/s/Mona Forster Mona Forster VP & Corporate Secretary

EXHIBIT 99.1

____________________________________________

NOTICE OF ANNUAL GENERAL MEETING

_____________________________________________

Notice is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of Entrée Gold Inc. (the “Company”) will be held on Wednesday, May 21, 2008 at the Terminal City Club, 837 West Hastings Street, Vancouver, BC Canada, at the hour of 10:00 a.m. (local time in Vancouver, BC) for the following purposes:

1.	To receive the annual financial statements of the Company for its financial year ended December 31, 2007 and the auditor’s report thereon;
2.	To determine the number of directors at six;
3.	To elect directors for the ensuing year;
4.	To re-appoint Davidson & Company LLP, Chartered Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration;
5.	To approve an amendment to the Company’s Stock Option Plan; and
6.	To approve the transaction of such other business as may properly come before the Meeting and any adjournment thereon.

Accompanying this Notice is an Information Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company’s Registrar and Transfer Agent within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, the name of an individual designated to act as proxyholder at the Meeting.

DATED at Vancouver, British Columbia, this 17th day of April, 2008.

BY ORDER OF THE BOARD

“Gregory G. Crowe”

Gregory G. Crowe

President and Chief Executive Officer

INFORMATION CIRCULAR

for the

ANNUAL GENERAL MEETING

of

ENTRÉE GOLD INC.

to be held on

WEDNESDAY, MAY 21, 2008

INFORMATION CIRCULAR

ENTRÉE GOLD INC.

Suite 1201 - 1166 Alberni Street

Vancouver, British Columbia, Canada V6E 3Z3

Website: http://www.entreegold.com

(all information as at April 16, 2008 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Entree Gold Inc. (the “Company”) for use at the Annual General Meeting of the Company’s shareholders (the “Meeting”) to be held on Wednesday, May 21, 2008 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers, employees and agents of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. A Proxy will not be valid unless it is completed, dated and signed and delivered to Computershare Investor Services Inc., 3rd Floor - 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the chair of the Meeting prior to the commencement of the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, RDSPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the

Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the Proxy, the Proxy is not required to be signed by the Non-Registered Holder. In this case, the Non-registered Holder who wishes to submit a Proxy should otherwise properly complete the Proxy and deliver it to Computershare Investor Services Inc. as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 2900-550 Burrard Street, Vancouver, BC, V6C 0A3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 94,047,841 fully paid and non-assessable common shares without par value, each share carrying the right to one vote.

Any shareholder of record at the close of business on April 16, 2008 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, will be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Company, the only persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company are:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Ivanhoe Mines Ltd.	13,799,333	14.7%
Kennecott Canada Exploration Inc.	14,914,125	15.9%

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)	the Company’s chief executive officer (“CEO”);
(b)	the Company’s chief financial officer (“CFO”);
(c)

each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 2007, the end of the most recently completed financial year of the Company, the Company had three Named Executive Officers, whose names and positions held within the Company are set out in the summary compensation table below.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company’s three most recently completed financial years.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Financial Year Ending	Salary	Bonus	Other Annual Compen-sation	Securities Under Options / SARs Granted	Shares or Units Subject to Resale Restrictions	LTIP Pay-Outs	All Other Compen- sation
Gregory G. Crowe President and CEO	2007 2006 2005	$186,674 $156,006 $123,000	$80,000(2) $10,000(3) $10,000(4)	Nil Nil Nil	100,000 100,000 250,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Hamish Malkin CFO(1)	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	$81,500 $51,750 $49,050	30,000 75,000 125,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert Cann Vice President, Exploration	2007 2006 2005	$160,102 $136,242 $117,492	$20,000 $8,500 Nil	Nil Nil Nil	35,000 75,000 150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
(1)	Mr. Hamish Malkin’s compensation is paid pursuant to a consulting agreement – see “Management Contracts”..
(2)	Mr. Crowe was paid a bonus in 2008 for performance in Financial Year 2007.
(3)	Mr. Crowe was paid a bonus in 2006 for performance in Financial Year 2005.
(4)	Mr. Crowe was paid a bonus in 2005 for performance in Financial Year 2004.

Long-Term Incentive Plans - Awards in Most Recently Completed Financial Year

The Company has no Long-Term Incentive Plan in place. A “Long-Term Incentive Plan” is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SARs (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.

Options/SAR Grants During the Most Recently Completed Financial Year

During the most recently completed financial year, the following incentive stock options were granted to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

Name	Date of Grant	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (1)	Expiration Date
Gregory G. Crowe	May 31, 2007	100,000	6.7%	$2.30	$2.30	May 31, 2012
Hamish Malkin	May 31, 2007	30,000	2.0%	$2.30	$2.30	May 31, 2012
Robert Cann	May 31, 2007	35,000	2.3%	$2.30	$2.30	May 31, 2012
(1)	Calculated as the closing price of the Company’s shares on the Toronto Stock Exchange on the last trading day immediately preceding the date of grant.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed financial year, as well as the financial year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at Financial Year-End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End ($) Exercisable / Unexercisable (2)
Gregory G. Crowe	Nil	Nil	1,050,000 / Nil	$1,234,500 / Nil
Hamish Malkin	Nil	Nil	350,000 / Nil	$369,450/ Nil
Robert Cann	Nil	Nil	485,000 / Nil	$518,100/ Nil
(1)	Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise.
(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company’s shares as at December 31, 2007 was $2.51.

Termination of Employment, Change in Responsibilities and Employment Contracts

The following employment contracts exist between the Company and the Named Executive Officers.

The Company employs Mr. Crowe as President and CEO under an Employment Agreement dated November 1, 2003, as amended. The agreement is for an initial term of two years, and is subject to automatic renewal for additional two year periods, unless notice is provided by the Company six months in advance of the end of the term. Under the agreement, Mr. Crowe was entitled originally to a salary of $8,250 per month. In accordance with the agreement, Mr. Crowe’s salary is subject to review by the board of directors (the “Board”) annually. Based on a review of compensation by peer companies, Mr. Crowe’s salary was adjusted to $14,833 per month effective December 1, 2006. Based on a review of compensation by peer companies, Mr. Crowe’s salary was adjusted to $19,167 per month effective November 1, 2007.

Mr. Crowe is required to provide the Company with one month’s prior written notice in the event he wishes to resign. The Company may terminate Mr. Crowe’s employment at any time without cause by providing him with a lump sum payment equal to 18 months’ salary and by causing any stock options awarded to Mr. Crowe, which have not yet vested, to vest immediately. Mr. Crowe will be entitled to the same lump sum amount and immediate vesting of stock options in the event he elects to terminate his employment within 90 days following a change of control or as a result of conditions that amount to constructive dismissal.

Effective November 1, 2007, the Company entered into an employment agreement with Mr. Robert Cann, its Vice President Exploration. Under the agreement, the Company agrees to pay to Mr. Cann an annual salary of $187,500 (subject to an annual review). Mr. Cann is required to provide the Company with one month’s prior notice in the event he wishes to resign. The Company may terminate his employment without cause by providing him with a lump sum in the amount of 12 months’ salary and the aggregate amount of all other remuneration, bonuses and benefits that he would otherwise have received over the ensuing 12-month period (collectively, the “Severance Amount”). Mr. Cann is also entitled to the Severance Amount in the event he resigns for good reason within the one year period following a change of control.

Except as disclosed above, there is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 from the Company, including periodic payments or instalments, in the event of the resignation, retirement or other termination of employment, a change of control of the Company or a change in the Named Executive Officer’s responsibilities following a change in control.

Composition of the Compensation Committee

During the most recently completed financial year, the Compensation Committee was composed of James Harris (chair), Mark Bailey and Peter G. Meredith, all of whom are independent directors. On November 27, 2007, Michael Howard replaced Mr. Harris as a member of the Compensation Committee, and as its chair. Mr. Howard is also an independent director.

Report on Executive Compensation

The Compensation Committee is responsible for reviewing and approving on an annual basis corporate goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives and setting the CEO’s compensation level based on this evaluation. The Compensation Committee is also responsible for reviewing and approving on an annual basis the adequacy and form of compensation and benefits of all other executive officers and directors and making recommendations to the Board in that regard, making recommendations to the Board with respect to the Company’s incentive compensation and equity-based plans and determining the recipients of, and nature and size of share compensation awards, bonuses and inducement grants.

In determining the long-term incentive component of CEO compensation, the Compensation Committee considers, among other factors that it deems to be relevant, the Company’s performance, shareholder returns, the value of similar incentive awards to Chief Executive Officers at comparable companies and the awards given to the CEO in past years.

The Compensation Committee is composed of Michael Howard (chair), Mark Bailey and Peter G. Meredith, all of whom are independent directors.

Performance Graph

The following chart compares the yearly percentage change in cumulative total shareholder return for $100 invested in common shares of the Company beginning on December 31, 2002 with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed financial years of the Company.

Entree Gold Inc. (“ETG”)

Comparison of Five Year Total Common Shareholders’ Return

(as at December 31st of each year)

	2003	2004	2005	2006	2007
ETG	$100	$336.40	$401.36	$417.60	$582.32
S&P/TSX COMPOSITE INDEX	$100	$120.27	$146.61	$167.89	$179.92

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. Effective November 15, 2007, directors’ compensation was increased. James Harris is paid a cash retainer of $50,000 per year as compensation for acting as the non-executive Chairman of the Board and Chair of the Corporate Governance and Nominating Committee. Michael Howard is paid a cash retainer of £50,000 per year as compensation for acting as the non-executive Deputy Chairman of the Board and the chair of the Compensation Committee. Peter Meredith is paid a cash retainer of $20,000 per year as compensation for being chair of the Audit Committee and Mark Bailey is paid a cash retainer of $15,000 per year as compensation for acting as a director of the Company and being chair of the Technical Committee. The above compensation includes the role of each director as a member of various committees of the Board.

Additionally, directors are compensated by the Company for their services in their capacity as directors by the granting from time to time of stock options in accordance with the policies of the Company’s stock option plan and the Toronto Stock Exchange (the “TSX”). During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate 780,000 common shares to directors (excluding grants made to the Named Executive Officers).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	9,249,800	$1.53	999,200
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	9,249,800	$1.53	999,200

MANAGEMENT CONTRACTS

The Company entered into a Consulting Agreement dated January 1, 2005 with Hamish Malkin, pursuant to which Mr. Malkin will provide part-time services to the Company in the capacity of its CFO, for a term of one year, subject to earlier termination. The agreement provides for automatic renewal for a further one-year term and thereafter for further one-year extensions by mutual agreement.

The agreement requires Mr. Malkin to dedicate up to 50% of his time to the affairs of the Company on an as-needed basis, to give the Company’s business priority over the business of his other clients and business interests, and not to engage, without the prior written consent of the Company, in any business activity or enterprise that is directly competitive with the Company. Mr. Malkin originally received $3,000 per month as compensation for his services and the Company may grant him, at the discretion of the Board, incentive stock options. The agreement also provides for payment of two months’ salary should Mr. Malkin become disabled or incapacitated to such an extent that he is unable to perform his regular duties.

In the event Mr. Malkin breaches the agreement or acts in a manner that would constitute cause for dismissal, Mr. Malkin’s engagement may be terminated with two months’ notice or payment in lieu of notice. In the event of a change of control or constructive dismissal (as defined in the agreement) pursuant to a change of control, the Company shall pay Mr. Malkin a lump sum equivalent to twelve months of remuneration.

By letter dated July 1, 2005, the Company increased Mr. Malkin’s remuneration to $3,750 per month. By letter dated April 1, 2006, the Company increased Mr. Malkin’s remuneration to $4,500 per month. Mr. Malkin’s remuneration was increased to $6,667.00 per month effective November 1, 2007.

Except as disclosed above, management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Under separate agreements with the Company, Ivanhoe Mines, at 654 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1 and Kennecott Canada Exploration Inc. (“Kennecott”), at Suite 354 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4, were granted pre-emptive rights, which provide that if the Company offers to sell for cash, by way of private placement or a public offering, any common shares or securities convertible into or exchangeable for common shares (other than stock options), Ivanhoe Mines and Kennecott will have the right, for a period of ten business days, to purchase that percentage of the securities that would result in them beneficially owning, after the issuance of the securities, the same percentage of outstanding common shares that they beneficially owned before the issuance of the securities. On November 26, 2007, the Company completed a short form prospectus offering of 10,000,000 common shares at a price of $3.00 per share pursuant to an underwriting agreement dated November 9, 2007 between the Company and BMO Nesbitt Burns Inc. Ivanhoe Mines and Kennecott exercised their pre-emptive rights to participate in the offering and on November 26, 2007 purchased 2,128,356 common shares (as to Ivanhoe) and 2,300,284 common shares (as to Kennecott) at a price of $3.00 per share. Ivanhoe and Kennecott are informed persons by virtue of the fact that they each beneficially own, or controls or direct, directly or indirectly, more than 10% of the common shares of the Company.

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution setting the number of directors of the Company at six for the ensuing year.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia) (the “Business Corporations Act”).

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Company, their present principal occupations and the number of common shares of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by each nominee.

Name , Present Position(s) with the Company (1) and Place of Residence (3)	Principal Occupation (2) (3)	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held (3)(8)
Mark H. Bailey(4) (5) (6) Director Washington, United States of America	Business Executive; President and Chief Executive Officer of Minefinders Corporation Ltd., a mineral exploration company, since 1995; President of Mark H. Bailey & Associates, Consulting Geologists.	June 28, 2002	340,000
Lindsay R. Bottomer(6) VP, Corporate Development and Director British Columbia, Canada	Business Executive and Professional Geologist; Vice-President, Corporate Development of Entrée Gold Inc. from November 2005 to present.	June 28, 2002	215,000
Gregory G. Crowe (6) President, CEO and Director British Columbia, Canada	President and CEO of Entrée Gold Inc. from 2002 to present.	July 3, 2002	1,313,800
James L. Harris (7) Non-Executive Chairman and Director British Columbia, Canada	Lawyer.	January 29, 2003	250,000

Name , Present Position(s) with the Company (1) and Place of Residence (3)	Principal Occupation (2) (3)	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held (3)(8)

Michael Howard(4) (5) (7) Non-Executive Deputy Chairman and Director London, UK	Member of Parliament, United Kingdom.	May 16, 2007	Nil
Peter G. Meredith(4) (5) (7) Director British Columbia, Canada	Deputy Chairman of Ivanhoe Mines Ltd., a mining company, since May 2006; Chief Financial Officer of Ivanhoe Mines Ltd. from June 1999 to November 2001 and from May 2004 to May 2006.	November 24, 2004	Nil
(1)	For the purposes of disclosing positions held in the Company, “Company” includes the Company and any parent or subsidiary thereof.
(2)	Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.
(3)

The information as to country of residence, principal occupation and number of shares beneficially owned, or controlled or directed, directly or indirectly by the nominees is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(4)	Members of the Company’s Audit Committee.
(5)	Members of the Company’s Compensation Committee.
(6)	Members of the Company’s Technical Committee.
(7)	Members of the Company’s Corporate Governance and Nominating Committee.
(8)	As at April 16, 2008.

Mr. Gregory G. Crowe is a director of Yuma Copper Corp. (“Yuma”), an inactive company that was listed on the Vancouver Stock Exchange. On January 2, 1998, while Mr. Gregory G. Crowe was a director of Yuma, the British Columbia Securities Commission issued a cease trade order against Yuma for failure to file financial statements. The cease trade order remains outstanding.

Pursuant to an Equity Participation and Earn-In Agreement dated November 9, 2004 between the Company and Ivanhoe Mines Ltd. (“Ivanhoe Mines”), Ivanhoe Mines has the right to nominate, for appointment on the Company’s Board, one individual selected by Ivanhoe and acceptable to the Company, acting reasonably. Mr. Peter G. Meredith is the individual selected by Ivanhoe Mines.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) requires each reporting issuer to disclose its corporate governance practices on an annual basis. The Company’s approach to corporate governance is set forth below.

Board of Directors

Section 1.4 of National Instrument 52-110 - Audit Committees (“NI 52-110”) sets out the standard for director independence. Under NI 52-110, a director is independent if he has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

Applying the definition set out in section 1.4 of NI 52-110, a majority (four of the six members) of the Board are independent. The members who are independent are Mark H. Bailey, James L. Harris, Michael Howard and Peter G. Meredith. Gregory G. Crowe and Lindsay R. Bottomer are not independent by virtue of the fact that they are executive officers of the Company.

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Mark H. Bailey	Minefinders Corporation Ltd., Northern Lion Gold Corp. and Dynasty Metals & Mining Inc.
Lindsay R. Bottomer	Armadillo Resources Ltd., Astorius Resources Ltd., BCM Resources Corporation, Richfield Ventures Corp., Rochester Resources Ltd., Yale Resources Ltd., and Zenith Industries Corp.
Gregory G. Crowe	Acrex Ventures Ltd.
Peter G. Meredith	Great Canadian Gaming Corporation, Ivanhoe Energy Inc., Ivanhoe Mines Ltd., Jinshan Gold Mines Inc., and SouthGobi Energy Resources Ltd.
Michael Howard	Diligence LLC, Northern Racing Limited, Amteus plc and Offshield Limited.

On occasions where it is considered advisable, the Company’s independent directors hold meetings at which non-independent directors and members of management are not in attendance. Since the beginning of the Company’s most recently completed financial year, the independent directors have held three such meetings.

James L. Harris, an independent director, serves as Chairman of the Board, and is responsible for ensuring that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities. The Board has developed a written position description for the Chairman in order to delineate the Chairman’s role and responsibilities. The Chairman of the Board is primarily responsible for leading the Board in the performance of its duties and ensuring the Board’s agenda will enable it to successfully carry out its duties. More specifically, the Chairman of the Board is responsible for:

(a)	monitoring and reporting to the Board regarding the effectiveness of the Board, as well as individual members, in discharging its and their responsibilities;
(b)	in consultation with the President and CEO and, where appropriate, with other Board members, determining Board and shareholder calendars and agendas;
(c)	leading the Board's periodic assessment of the job done by the CEO and his management team;
(d)	taking the lead in the Company’s adherence to the highest standards of corporate governance;
(e)	facilitating an open flow of information between management and the Board; and
(f)	presiding at meetings of the Board and the shareholders.

Since the beginning of the Company’s most recently completed financial year, there have been five Board meetings. Mark H. Bailey, Lindsay R. Bottomer, Gregory G. Crowe and James L. Harris attended all five meetings, Peter G. Meredith attended four of the meetings and Michael Howard attended two of the meetings (subsequent to his appointment to the Board on May 16, 2007).

Board Mandate

The Board has adopted a written mandate, which is attached hereto as Appendix 1.

Position Description for CEO

The Board has adopted a written position description for the CEO, which sets out his specific duties and responsibilities. Generally, the CEO, who must be appointed by the Board and is directly accountable to the Board, is responsible for management of the day to day operation of the business of the Company and has primary accountability for the profitability and growth of the Company.

Orientation and Continuing Education

Board turnover is relatively rare. As a result, the Board provides ad hoc orientation for new directors.

The Corporate Governance and Nominating Committee is responsible for encouraging and facilitating continuing education programs for all directors. The Corporate Governance and Nominating Committee will also ensure that each director understands the role of the Board, its committees and its directors, and the basic procedures and operations of the Board. Board members are also given access to management and other employees and advisors, who can answer any questions that may arise.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for its directors, officers, employees and consultants, a copy of which may be obtained on SEDAR at www.sedar.com.

The Corporate Governance and Nominating Committee is responsible for assisting the Board in dealing with conflict of interest issues as contemplated by the Code, reviewing and updating the Code periodically, ensuring that management has established a system to enforce the Code and reviewing management’s monitoring of the Company’s compliance with the Code.

Under the Code, members of the Board are required to disclose any conflict of interest or potential conflict of interest to the entire Board as well as any committee on which the serve. Directors are to excuse themselves from participation in any decision of the Board or a committee thereof in any matter in which there is a conflict of interest or potential conflict of interest. However, if the Board determines that a potential conflict of interest cannot be cured, the individual will be asked to resign from their position with the Company.

Directors are also required to comply with the relevant provisions of the Business Corporations Act regarding conflicts of interest.

The Board is also committed to best practices in making timely and accurate disclosure of all material information and providing fair and equal access to material information. The Board has adopted a written Corporate Disclosure and Trading Policy to ensure that the Company and its directors, officers, employees and consultants satisfy the legal and ethical obligations related to the proper and effective disclosure of corporate information and the trading of securities with that information.

Board Committees

The Board has four committees, namely the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Technical Committee. Their mandates and memberships are outlined below.

Audit Committee

The Audit Committee meets with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. The Audit Committee is composed of Mark H. Bailey, Michael Howard and Peter G. Meredith (chair), all of whom are independent and financially literate as such terms are defined in NI 52-110.

The Board has adopted a written position description for the chair of the Audit Committee. The chair is generally responsible for overseeing the Audit Committee in its responsibilities as outlined in the Audit Committee Charter. The chair’s duties and responsibilities include presiding at each meeting of the Audit Committee, referring specific matters to the Board in the case of a deadlock on any matter or vote, receiving and responding to all requests for  information from the Company or the independent auditors, leading the Audit Committee in discharging its tasks and reporting to the Board on the activities of the Audit Committee.

The Company’s annual information form for its financial year ended December 31, 2007 dated March 27, 2008 (the “AIF”), which has been filed on SEDAR, contains additional disclosure regarding the Audit Committee. Please refer to the section of the AIF entitled “Committees of the Board” for further information.

Compensation Committee

The primary objective of the Compensation Committee is to discharge the responsibilities of the Board relating to compensation and benefits of the executive officers and directors of the Company.

The Compensation Committee is responsible for reviewing and approving on an annual basis corporate goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives and setting the CEO’s compensation level based on this evaluation. The Compensation Committee is also responsible for reviewing and approving on an annual basis the adequacy and form of compensation and benefits of all other executive officers and directors and making recommendations to the Board in that regard, making recommendations to the Board with respect to the Company’s incentive compensation and equity-based plans and determining the recipients of, and nature and size of share compensation awards, bonuses and inducement grants.

The Compensation Committee is composed of Michael Howard (chair), Mark Bailey and Peter G. Meredith, all of whom are independent directors.

The Board has adopted a written Compensation Committee Charter, which permits the Compensation Committee to form and delegate authority to subcommittees when appropriate, and which requires the Compensation Committee to meet not less frequently than two time per year. The CEO may not be present during the Compensation Committee’s voting or deliberations.

While the Compensation Committee has the authority to retain compensation consultants to advise the committee, no such consultants were retained since the beginning of the Company’s most recently completed financial year.

The Board has adopted a written position description for the chair of the Compensation Committee. The chair is generally responsible for overseeing the Compensation Committee in its responsibilities. The chair’s duties and responsibilities include presiding at each meeting of the Compensation Committee, leading the Compensation Committee in discharging its tasks and reporting to the Board on the activities of the Compensation Committee.

Corporate Governance and Nominating Committee

On November 27, 2007, the Board appointed a Corporate Governance and Nominating Committee, which replaced the Nominating Committee. The Corporate Governance and Nominating Committee is composed of Michael Howard, James L. Harris (chair) and Peter G. Meredith, all of whom are independent directors.

The primary objective of the Corporate Governance and Nominating Committee is to assist the Board in fulfilling its oversight responsibilities by: (a) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance guidelines; (b) reviewing the performance of the Board, Board members, Board committees and management; and (c) identifying individuals qualified to become Board and Board committee members and recommending such nominees to the Board for election or appointment. Pursuant to the written Corporate Governance and Nominating Committee Charter, all members must have a working familiarity with corporate governance practices. The Corporate Governance and Nominating Committee may form and delegate authority to subcommittees when appropriate, and must meet not less frequently than two times per year.

The Board has adopted a written position description for the chair of the Corporate Governance and Nominating Committee. The chair is generally responsible for overseeing the Corporate Governance and Nominating Committee in its responsibilities. The chair’s duties and responsibilities include ensuring the independence of the Board in the discharge of its responsibilities, presiding at each meeting of the Corporate Governance and Nominating Committee, leading it in discharging its tasks and reporting to the Board on its activities.

Nomination of Directors

The Corporate Governance and Nominating Committee examines the size and composition of the Board and recommends adjustments from time to time to ensure that the Board is of a size and composition that facilitates effective decision making. It also identifies and assesses the necessary and desirable competencies and characteristics for Board membership and regularly assesses the extent to which those competencies and characteristics are represented on the Board. The Corporate Governance and Nominating Committee identifies individuals qualified to become members of the Board, actively seeks out such individuals when there is a vacancy or when so directed by the Board, and makes recommendations to the Board for the appointment or election of director nominees and for membership on other committees of the Board.

Assessments

The Corporate Governance and Nominating Committee regularly reviews the time required from non-executive directors to perform their functions and assesses whether they are satisfying those time requirements. It receives comments from all directors as to the Board’s performance, is responsible for overseeing the execution of a process assessing the effectiveness of the Board and the Board committees as a whole, with particular reference to the Mandate of the Board and appropriate committee charters, where applicable. It is required to report annually to the Board on such assessments.

Technical Committee

The Technical Committee consists of Mark H. Bailey (chair), Lindsay Bottomer and Gregory G. Crowe, each of whom is a professional geologist. Neither Mr. Crowe, the President and CEO of the Company, nor Mr. Bottomer, the Vice-President, Corporate Development of the Company, is an independent director.

The primary objective of the Technical Committee is to review and make recommendations to the Board regarding the approval of budgets, exploration programs and other activities related to the Company’s mining properties. The Board has adopted a Technical Committee Charter, which provides that the Technical Committee must have at least three members, at least one of whom is independent, and all of whom are engineers or geoscientists, or otherwise have sufficient expertise to comprehend and evaluate technical issues associated with the Company’s mining properties. The Technical Committee must meet at least two times per year.

The Board has adopted a written position description for the chair of the Technical Committee, who should be independent. The chair is generally responsible for overseeing the Technical Committee in its responsibilities. The chair’s duties and responsibilities include presiding at each meeting of the Technical Committee, leading the Technical Committee in discharging its tasks and reporting to the Board on the activities of the Technical Committee.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the re-appointment of Davidson & Company LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on July 31, 1997.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

On April 3, 2008, the following directors and executive officers of the Company were awarded incentive stock options under the Company’s stock option plan. The awards were made subject to acceptance by the TSX and disinterested shareholder approval of the amendments to the stock option plan described in “Particulars of Matters to Be Acted Upon” below.

Option Holder	Award Date	Number of Shares	Exercise Price	Fixed Expiry Date
Greg Crowe	April 3 2008	150,000	$2.00	April 3, 2013
Mark Bailey	April 3 2008	125,000	$2.00	April 3, 2013
Lindsay Bottomer	April 3 2008	125,000	$2.00	April 3, 2013
James Harris	April 3 2008	125,000	$2.00	April 3, 2013
Peter Meredith	April 3 2008	125,000	$2.00	April 3, 2013
Michael Howard	April 3 2008	125,000	$2.00	April 3, 2013
Hamish Malkin	April 3 2008	50,000	$2.00	April 3, 2013
Robert Cann	April 3 2008	100,000	$2.00	April 3, 2013
Mona Forster	April 3 2008	100,000	$2.00	April 3, 2013

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment to Stock Option Plan

The Company has a “fixed” ceiling incentive stock option plan dated April 17, 2006, as amended (the “Plan”).  Under the Plan, 10,644,000 common shares, which represents 11.38% of the Company’s current outstanding capital, are reserved for issuance.  As at the date of this Information Circular, options to purchase 8,739,800 common shares (which represents 9.29% of the Company’s current outstanding capital) are outstanding (the “Outstanding Options”) and 815,500 common shares (“Available Options”) (which represents 0.87% of the Company’s current outstanding capital) are available for future option awards under the Plan.  1,088,700 shares (the “Issued Shares”), which represents 1.16% of the Company’s current outstanding capital, have been issued upon the exercise of options since the Company’s last Annual General Meeting.

On February 20, 2007, the Board amended the Plan to include a cashless exercise provision, which is described in the summary below. The amendment was accepted by the TSX. No shareholder approval of the amendment was required because of the amendment procedure in the Plan, described in the summary below.

On April 13, 2007, the Board amended the Plan to increase the number of common shares reserved for issuance from 9,888,000 common shares to 10,644,000 common shares, being 15% of the outstanding capital as of April 11, 2007. Disinterested shareholders approved the amendment at the Company’s last Annual General Meeting held on May 16, 2007.

Management believes that it is in the Company’s best interests to further amend the Plan by:

(a)

increasing the number of common shares reserved for issuance (the “Plan Ceiling”) from 10,644,000 common shares to 12,200,000 common shares, which represents 12.97% of the Company’s outstanding capital as of the record date.  This will result in the immediate availability of 3,460,200 common shares (which represents 3.68% of the Company’s current outstanding capital) for future option awards under the Plan.  For greater certainty, the number of common shares which will be immediately available includes the Issued Shares, which will be “reloaded” into the Plan;

(b)

adding a provision which permits automatic reloading of common shares (i.e. permitting options that have been exercised to be available for subsequent grants under the Plan and the reservation and issuance of additional common shares pursuant to such options), which provision would need to be reconfirmed by disinterested shareholders every three years in accordance with TSX requirements;

(c)	requiring the Plan to be reconfirmed by shareholders every three years; and
(d)

amending the termination provisions so that unless otherwise provided in the option certificate, in the event an employee or consultant resigns or terminates his contract with the Company without giving proper notice, all vested options will expire 7 days following the date that improper notice is given and all unvested options will expire immediately.

Directors have approved the amendments to the Plan, subject to acceptance by the TSX and disinterested shareholder approval.  No other material terms or conditions of the Plan have been amended.  A copy of the Plan, as amended, will be available at the Meeting for review by the shareholders.  In addition, upon request, shareholders may obtain a copy of the Plan, as amended, from the Company prior to the Meeting.

On April 3, 2007, options to purchase an aggregate 775,000 common shares were granted to six directors; options to purchase an aggregate 225,000 common shares were granted to three executive officers (excluding executive officers who are also directors); and options to purchase an aggregate 535,000 common shares were granted to 22 employees and consultants of the Company. All of the grants were made for a period of five years at an exercise price of $2.00, and are subject to acceptance by the TSX and disinterested shareholder approval of the amendments to the Plan. See “Interest of Certain Persons or Companies in Matters to be Acted Upon” above.

Available Options will continue unaffected by the approval or disapproval of the amendments to the Plan.

Summary

The following is a summary of the principal terms of the Plan, as amended.

There is a maximum of 12,200,000 common shares reserved for issuance under the Plan, representing 12.97% of the issued and outstanding common shares as at the date of this Information Circular. Options exercised pursuant to the Plan will become available again for future grant. Accordingly, the Plan constitutes an “evergreen” plan, and the Plan must be reconfirmed by the Company’s directors and disinterested shareholders every three years in accordance with the policies of the TSX.

The Plan provides that stock options may be granted to directors, officers, employees and Consultants (as defined in National Instrument 45-106) of the Company and any of its affiliates, and to consultant companies.

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts. The Board may issue a majority of the options to insiders of the Company.

The exercise price of an option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the market value of the Company’s common shares as of the date of the award of the option (the “Award Date”). The market value of the Company’s shares for a particular Award Date is the closing trading price of the Company’s shares on the last trading day immediately preceding the Award Date. Notwithstanding the foregoing, in no case will the market value be less than the minimum prescribed by the TSX as would apply to the Award Date in question.

The expiry date of each option is fixed by the Board at the time the option is awarded, provided that no option may have a term of greater than ten years. Typically, the Board awards options with five-year terms. Unless otherwise provided in the option certificate, in the event an option holder ceases to be a director, officer, employee or consultant of the Company other than by reason of death, or other than as a result of an employee or consultant delivering insufficient notice of resignation, his vested options will expire on the earlier of the expiry date fixed by the Board (the “Fixed Expiry Date”) and the 90th day following termination of his relationship with the Company. In the case of an employee or consultant that has delivered insufficient notice of resignation, his vested options will expire on the earlier of the Fixed Expiry Date and the 7th day following termination of his relationship with the Company. Vested options will expire immediately in the event a relationship with a director, officer, employee or agent is terminated for cause. In the event of the death of an option holder, his vested options will expire six months after the date of death, or on the Fixed Expiry Date, whichever is earlier. Unvested options will expire immediately upon the termination of the option holder’s relationship with the Company.

Rather than exercise an option in the normal course, an option holder may elect to terminate an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the “Designated Shares”), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the “Fair Value” per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

The Board may attach other terms and conditions to the award of a particular option, including a provision that a portion or portions of the option will vest after certain periods of time or upon the occurrence of certain events.

An option may not be assigned or transferred, except that it will be exercisable by the personal representative of the option holder in the event of the option holder’s death or incapacity. The Company will not provide financial assistance to option holders to assist them in exercising their options.

The Board may from time to time, by the approval of a majority of the directors, make any amendments or changes to the Plan, fundamental or otherwise, that the Board sees fit in its sole discretion including, the following fundamental changes:

(a)	any change to the Eligible Persons which would have the potential of broadening or increasing insider participation;
(b)	the addition of any form of financial assistance;
(c)	any amendment to a financial assistance provision which is more favourable to Eligible Persons;
(d)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve; and
(e)	the addition of a deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company.

No shareholder approval shall be required to make any amendments or changes to the Plan, fundamental or otherwise, other than an increase in the Plan ceiling, unless specifically required by the TSX. The Board may also from time to time retrospectively amend the Plan and the terms and conditions of any option awarded thereunder, subject to the approval of the TSX, the option holder and, to the extent required by the TSX, the Company’s shareholders.

Shareholder Approval

The TSX requires the Company to obtain shareholder approval of the amendment to the Plan Ceiling. Insiders of the Company entitled to receive a benefit under the Plan are not eligible to vote their securities in respect of the approval. For the purposes of this Information Circular, the term “insider” has the same meaning as found in the Securities Act (Ontario) and includes associates and affiliates of the insider. The Company is asking disinterested shareholders to vote affirmatively on the following resolutions to approve the amendments described above:

“RESOLVED THAT:

1.

the maximum number of shares reserved for issuance at any time and from time to time upon the exercise of stock options outstanding under the Company’s Stock Option Plan dated May 18, 2006, as amended (the “Plan”) be increased from 10,644,000 shares to 12,200,000 shares, and the Plan be amended to effect such increase;

2.	the board of directors be authorized to award options under and subject to the terms and conditions of the Plan;

3.

the Plan be amended to provide that options exercised pursuant to the Plan will automatically become available again for future grants, and unallocated options issuable pursuant to the Plan as amended are hereby authorized and approved until May 21, 2011;

4.	the grant of stock options to purchase an aggregate 1,535,000 common shares of the Company at a price of $2.00 per share made on April 3, 2008 be ratified and approved; and
5.

any one or more of the directors or senior officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions.”

To the best of the Company’s knowledge, insiders entitled to receive a benefit under the Plan own a total of 2,229,600 common shares which represents 2.37% of the Company’s current outstanding capital as of the record date. Therefore, the total number of common shares held by “disinterested shareholders” is 91,818,241 common shares.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on the SEDAR and EDGAR websites at www.sedar.com and www.sec.gov under “Entrée Gold Inc.”

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year. Shareholders may request copies of the Company’s financial statements and MD&A by contacting Mona M. Forster at 604.687.4777.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVALS AND SIGNATURE

The contents of this Information Circular and the sending of it to each shareholder entitled to receive notice of the Annual General Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate governmental agencies, have been approved by the Company’s Board.

ON BEHALF OF THE BOARD
“Gregory G. Crowe”

Gregory G. Crowe

President and CEO

APPENDIX 1

MANDATE OF THE BOARD OF DIRECTORS

As Adopted by the Board of Directors on April 15, 2008.

I.	ROLE AND RESPONSIBILITIES
1.

The Board of Directors (the “Board”) is responsible for the stewardship of Entrée Gold Inc. (the “Company”). This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.

2.

The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually, in an all-day in person strategy session to review the Company’s strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate. The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board so as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.

3.	The Board shall hold meetings on at least a quarterly basis.
4.	The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.
5.	The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.
6.	The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.
7.

The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.

8.	The Board is responsible for the Company’s communication policies, which:
(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public;
(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure; and

(c)	are reviewed at least annually.
9.	The Board is responsible for the integrity of the Company’s internal control and management information systems.
10.	The Board is responsible for acting in accordance with all applicable laws, the Company’s Articles and the Company’s Code of Business Conduct and Ethics.
11.

The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Business Corporations Act (British Columbia). In exercising their powers and discharging their duties, each director shall:

(a)	act honestly and in good faith with a view to the best interests of the Company;
(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;
(c)	exercise independent judgement regardless of the existence of relationships or interests which could interfere with the exercise of independent judgement; and
(i)

disclose to the Company, in writing or by having it entered in the minutes of meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii)

such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors’ remuneration in that capacity, is for the directors’ indemnity or insurance or is a contract or transaction with an affiliate.

(d)	demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.
12.

The Board and each individual director is responsible for making all reasonable efforts to attend meetings of the Board as required, and to review in advance all meeting materials distributed in connection therewith.

13.

The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees. The Board may not delegate to such managing director or committees the power to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;
(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;
(c)	issue securities, except as authorized by the directors;
(d)	issue shares of a series, except as authorized by the directors;

(e)	declare dividends;
(f)	purchase, redeem or otherwise acquire shares issued by the Company;
(g)

pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors’ circular;
(i)	approve financial statements to be put before an annual meeting of shareholders; and
(j)	adopt, amend or repeal bylaws.
14.

The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board. The following are the current committees of the Board:

(a)

the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and stock exchange rules. The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies.

(b)

the Corporate Governance and Nominating Committee, consisting of not less than three directors, each of whom must be an “unrelated” or “independent” director under applicable securities laws and stock exchange rules. The role of the Corporate Governance and Nominating Committee is to:

(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;
(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;
(iii)	develop and implement orientation procedures for new directors;
(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;
(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and
(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance.
(c)

the Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and stock exchange rules. The role of the Compensation Committee is to:

(i)	establish a remuneration and benefits plan for directors, senior management and other key employees;

(ii)	review the adequacy and form of compensation of directors and senior management;
(iii)	establish a plan of succession;
(iv)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and
(v)	make recommendations to the Board.
(d)

the Technical Committee, which is comprised of at least three directors, one of whom is “unrelated” and “independent” under applicable securities laws and stock exchange rules. All of the members of the Committee must be an engineer or geoscientist, or otherwise have sufficient expertise to comprehend and evaluate the technical issues associated with the Company’s mining properties. The mandate of the Technical Committee is to review and make recommendations to the Board relating to the approval of budgets, exploration programs and other activities related to the Company’s mining properties.

II.	COMPOSITION
1.	From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.
2.

The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules. The determination of whether an individual director is “unrelated” or “independent” is the responsibility of the Board.

3.

If at any time the Company has a shareholder with the ability to exercise a majority of the votes for the election of the Board (a “Significant Shareholder”), the Board will include a number of directors who do not have interests in or relationships with either the Company or such Significant Shareholder and who fairly reflects the investment in the Company by shareholders other than such Significant Shareholder.

4.	The Board should, as a whole, have the following competencies and skills:
(a)	knowledge of the mining industry;
(b)	knowledge of current corporate governance standards;
(c)	technical and market knowledge sufficient to understand the challenges and risks associated with the development of the Company; and
(d)	financial and accounting expertise.
III.	PROCEDURES TO ENSURE EFFECTIVE OPERATION
1.	The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.
2.

If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities. If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.

3.	The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.
4.

An individual director may engage an external adviser at the expense of the Company in appropriate circumstances. Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.

5.	The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.
6.	The Board shall institute procedures for receiving shareholder feedback.
7.	The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.
8.	The non-management directors shall meet at least twice yearly without any member of management being present.
9.	The Board sets appropriate limits on management’s authority. Accordingly, the following decisions require the approval of the Board:
(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;
(b)	the approval of the annual budget;
(c)	any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;
(d)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business;
(e)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;
(f)	the creation of subsidiaries;
(g)	the creation of new Company bank accounts;
(h)	payment of dividends;
(i)	proxy solicitation material;
(j)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;
(k)	any material change to the business of the Company;
(l)	the appointment of members on any committee of the Board;
(m)	capital expenditures in excess of CAD$100,000 outside of the annual budget;
(n)	entering into any professional engagements where the fee is likely to exceed CAD$100,000 outside of the annual budget.

(o)	entering into any arrangements with banks or other financial institutions relative to borrowing (either on a term or revolving basis) of amounts in excess of CAD$100,000 outside the annual budget;
(p)	entering into any guarantee or other arrangement such that the Company is contingently bound financially or otherwise in excess of CAD$50,000 other than product guarantees outside the annual budget;
(q)	the appointment or discharge of any senior officer of the Company;
(r)	entering into employment contracts with any senior officers; and
(s)	initiating or defending any law suits or other legal actions.
10.

The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop position descriptions for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.

EXHIBIT 99.2

Entrée Gold Inc.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting to be held on May 21, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 a.m., PST on Friday, May 16, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

07AP08051.E.SEDAR/000001/000001A

Appointment of Proxyholder

The undersigned shareholder ("Registered shareholder") of Entree Gold Inc. (the "Company") hereby appoints: Greg Crowe, or failing him, James Harris

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Entrée Gold Inc. to be held at Terminal City Club, 837 West Hastings Street, Vancouver, BC Canada on 21 May 2008 at 10:00 a.m. (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Mark Bailey	☐	☐	02. Lindsay Bottomer	☐	☐	03. Greg Crowe	☐	☐
04. James Harris	☐	☐	05. Peter Meredith	☐	☐	06. Rt Hon Michael Howard	☐	☐

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	For	Withhold
2. **Appointment of Auditors** Appointment of Davidson & Company LLP, Chartered Accountants as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
3. **Stock Option Plan** To approve an amendment to the Company's Stock Option Plan.	☐	☐

	For	Against
4. **Transact Other Business** To approve the transaction of such other business as may properly come before the Meeting and any adjournment thereon.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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EXHIBIT 99.3

E'G
Entrée Gold Inc.

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Voting Instruction Form ("VIF") - Annual Meeting to be held on May 21, 2008

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).
4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

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VIFs submitted must be received by 10:00 a.m., PST on Friday, May 16, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

07AP08051.NOBO.E.SEDAR/000001/000001A

Appointee(s)

I/We, being holder(s) of Entree Gold Inc. (the "Company") hereby appoint: Greg Crowe, or failing him, James Harris

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Entrée Gold Inc. to be held at Terminal City Club, 837 West Hastings Street, Vancouver, BC Canada on 21 May 2008 at 10:00 a.m. (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Mark Bailey	☐	☐	02. Lindsay Bottomer	☐	☐	03. Greg Crowe	☐	☐
04. James Harris	☐	☐	05. Peter Meredith	☐	☐	06. Rt Hon Michael Howard	☐	☐

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	For	Withhold
2. **Appointment of Auditors** Appointment of Davidson & Company LLP, Chartered Accountants as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
3. **Stock Option Plan** To approve an amendment to the Company's Stock Option Plan.	☐	☐

	For	Against
4. **Transact Other Business** To approve the transaction of such other business as may properly come before the Meeting and any adjournment thereon.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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EXHIBIT 99.4

EG
Entrée Gold Inc.

Computershare

Please return completed form to:
Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

☐ **Interim Financial Statements**
Mark this box if you would like to receive Interim Financial Statements by mail.

☐ **Year- End Financial Statements**
Mark this box if you would like to receive the Year-End Financial Statements by mail.

Financial Statements Request Form

Rather than receiving financial statements by mail, you may choose to access them at www.sedar.com, or by registering online at www.computershare.com/mailinglist. If you would like to receive either interim financial statements and/or the annual report, please make your selection above.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

Please place my name on your financial statements mailing list.

Name

Apt. | Street Number | Street Name

City | Prov. / State | Postal Code / Zip Code

EGOQ 3LTE

3LTE04

EGOQ.BEN_IA.E.PULLS/000001/000001/i